 ANTHONY L.G., PLLC

laura aNTHONy, esq.

GEOFFREY ASHBURNE, ESQ.*

JOHN CACOMANOLIS, ESQ.**

CHAD FRIEND, ESQ., LLM

SVETLANA ROVENSKAYA, ESQ.***

______________________________

OF COUNSEL:

MICHAEL R. GEROE, ESQ., CIPP/US ****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

PHILIP MAGRI, ESQ.******

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

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*licensed in CA

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*****licensed in FL, CA and NY

******licensed in FL and NY

May 29, 2020

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cytonics Corporation Offering Statement on Form 1-A Filed April 17, 2020 File No. 024-11196

Dear Sir or Madam:

We have electronically filed herewith on behalf of Cytonics Corporation (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on April 17, 2020 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form 1-A filed on April 17, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joey Bose dated May 14, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Form 1-A

Capitalization Table, page 30

Comment:

1. We note that cash and cash equivalents does not agree with the financial statements, and based on the amount reported as total capitalization, it appears that you should include your convertible notes in the table. Please advise or revise accordingly.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Life Sciences Division of Corporation Finance Securities and Exchange Commission May 29, 2020 Page 2

Response:

In response to the Staff’s comment, the Company has revised the capitalization table in Form 1-A by (i) conforming the cash and cash equivalents in the capitalization table to the cash and cash equivalents in the financial statements, (ii) including the long term debt obligations (convertibles notes) in the capitalization table and (iii) recalculating total capitalization as the sum of long term debt and stockholder’s deficit.

Description of Business, page 42

Comment:

2. Statements indicating safety and efficacy are not appropriate for product candidates in preclinical or clinical trials. Safety and efficacy determinations are solely within the authority of the applicable regulators and are continually assessed through all phases of clinical trials. Please revise your document to remove all statements that indicate or imply that your product candidates are safe or effective, including preliminary indications of safety or efficacy. As examples only, we note your discussion on page 5 that testing on animal models have demonstrated "a high degree of safety and efficacy of our recombinant A2M product," on page 47 that "A2M is effective in inhibiting the proteases implicated," on page 48 that "A2M is effective at inhibiting OA progression," and on page 50 that "these studies conclusively demonstrate that A2M and autologous APIC are effective therapies to treat OA.".

Response:

In response to the Staff’s comment, the Company has revised the Offering Circular Summary section and Description of Business section of the Form 1-A to remove all statements that indicate or imply that its product candidates are safe or effective, including preliminary indications of safety or efficacy.

Comment:

3. With respect to your licensing and marketing agreements with A2MCyte, Astaria Global and Christie Medical Holdings, please revise to disclose all material terms of these agreements to the extent not already disclosed, including payments made to date under the agreement, upfront payments, milestone payments, royalty obligations, royalty duration, and term and termination provisions.

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A to disclose all material terms of the Company’s agreements with A2MCyte, Astaria Global and Christie Medical Holdings to the extent not already disclosed.

Management's Discussion and Analysis

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018, page 68

Comment:

4. We note the increase in your research and development expenses and that you have multiple products in varying stages of development. Please revise to provide more details of your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Life Sciences Division of Corporation Finance Securities and Exchange Commission May 29, 2020 Page 3

Response:

In response to the Staff’s comment, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 1-A to provide more details of our research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses.

If the Staff has any further comments regarding the Form 1-A, Amendment No.1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Courtney Lindsay/U.S. Securities and Exchange Commission
Irene Paik/ U.S. Securities and Exchange Commission
Jeanne Bennett/U.S. Securities and Exchange Commission
Jeanne Baker/U.S. Securities and Exchange Commission
Joey Bose/Cytonics Corporation
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832